

March 12, 2013

<u>Via Facsimile</u>
Alfred E. Abiouness, Jr.
Chief Executive Officer
Cotton Bay Holdings, Inc.
1314 East Las Olas, Suite #1034
Fort Lauderdale, FL 33301

      Re: Cotton Bay Holdings, Inc.
              Form 8-K
              Filed March 11, 2013
              File No. 0-51413

Dear Mr. Abiouness:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

<u>(a) Dismissal of Independent Registered Public Accounting Firm</u>

1. Please revise your disclosure in the second paragraph to state whether there were any disagreements or reportable events during the two most recent fiscal years and any subsequent interim period preceding the resignation of Lake & Associates. If there were any disagreements or reportable events during the two most recent fiscal years and any subsequent interim period preceding the resignation of Lake & Associates, please provide the disclosures required by paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-X.

Item 9.01 Financial Statements and Exhibits

2. Please file an updated letter from Lake & Associates as Exhibit 16 to the amendment filed in response to our comment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief